

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2024

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
18575 Jamboree Road
Suite 830
Irvine, CA 92612

> **Re: Phoenix Capital Group Holdings, LLC**
> **Post Qualification Amendment No. 10 to Offering Statement on Form 1-A**
> **Filed February 9, 2024**
> **File No. 024-11723**

Dear Curtis Allen:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 8, 2024 letter.

Post Qualification Amendment No. 10 to Offering Statement on Form 1-A

We incur increased costs as a result of ongoing reporting requirements, and our management devotes substantial time to compliance initiative, page 19

1. We note your response to prior comment 1 and related revisions to this risk factor. Please further revise to clarify whether you made any sales of the Regulation A Bonds, and, if so, the amount of such sales, from the date on which you entered into the Adamantium Loan Agreement to the date on which you first disclosed the agreement in the post-qualification amendment dated November 14, 2023. If sales were made, clearly explain that the Regulation A exemption may have been unavailable for those sales in light of the Rule 252(f)(iii)(2)(ii) requirement that you file post-qualification amendments to reflect any facts or events representing a fundamental change in the information set forth in the offering statement and that rescission rights or damages may apply.

Exhibits

2.   Please revise the offering statement to include the information provided in response to prior comment 2.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Ross McAloon, Esq.